Exhibit 99.1

IAMGOLD provides update on advanced exploration project diamond drilling results - Boto Project Senegal

TSX: IMG    NYSE: IAG

TORONTO, July 5, 2016 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced additional drilling results from its 100% owned Boto Gold Project in eastern Senegal, West Africa. The Company is reporting assay results from four deep diamond drill holes at the Malikoundi deposit totaling 2,341 metres completed to date during the 2016 drilling program.

The assay results are provided in Table 1 and include the following highlights:

Malikoundi Deposit:

• Drill hole DBDD-2294:	84 metres grading 4.12 g/t gold
Includes: 22 metres grading 11.25 g/t gold
and	69 metres grading 1.56 g/t gold

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The deep drilling program has successfully extended mineralization at depth below the current resource model and, importantly, has confirmed the presence of high grades below the current resource pit shell.  These results will help guide further drilling at depth targeting other potentially high grade areas."

BOTO PROJECT, SENEGAL

The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border.  The geological setting of the project area is similar to the prolific Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven-kilometre strike length of the Senegal-Mali Shear Zone.

The project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t gold for 1.56 million ounces and an inferred resource of 2.9 million tonnes averaging 1.3 g/t gold for 125,000 ounces (see news release regarding reserves and resources dated February 17, 2016).

Next Steps

To date, the Company has completed 4,148 metres of diamond drilling, including 2,341 metres to test for extensions of mineralization at depth below the current resource model as well as the re-entry and deepening of selected drill holes which previously stopped in footwall mineralization.  A further 765 metres have been completed for geotechnical purposes to help define potential pit wall slopes.  The drilling program will continue until the commencement of the seasonal rains and is expected to resume in the fourth quarter of this year.

Technical Information and Quality Control Notes

Boto Project, Senegal:

The Boto drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally one metre in length. Samples are prepared at the Veritas Preparation Laboratory in Kedougou, Senegal and analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish at the Veritas Analytical Laboratory in Abidjan, Ivory Coast.

Qualified Persons

The information in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "continue", "expect", "estimate",  "intend", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

PDF available at: http://stream1.newswire.ca/media/2016/07/05/20160705_C8784_PDF_EN_727513.pdf

PDF available at: http://stream1.newswire.ca/media/2016/07/05/20160705_C8784_PDF_EN_727515.pdf

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 05-JUL-16